OVID THERAPEUTICS INC.

NON-EMPLOYEE DIRECTOR COMPENSATION POLICY

This amended Non-Employee Director Compensation Policy, effective May 5, 2022 (this "***Policy***"), supersedes and replaces that certain Non-Employee Director Compensation Policy dated July 24, 2015, as amended from time to time.

Each member of the Board of Directors (the "***Board***") of Ovid Therapeutics Inc. (the "***Company***") who is not also serving as an employee of the Company or any of its subsidiaries (each such member, an "***Eligible Director***") will receive the compensation described in this Policy. An Eligible Director may decline all or any portion of his or her compensation by giving notice to the Company prior to the date cash is to be paid or equity awards are to be granted, as the case may be. This Policy may be amended at any time in the sole discretion of the Board or the Compensation Committee of the Board.

Annual Cash Compensation

The annual cash compensation amount set forth below is payable to Eligible Directors in equal quarterly installments, payable in arrears on the last day of each fiscal quarter in which the service occurred. If an Eligible Director joins the Board or a committee of the Board at a time other than effective as of the first day of a fiscal quarter, each annual retainer set forth below will be pro-rated based on days served in the applicable fiscal year, with the pro-rated amount paid for the first fiscal quarter in which the Eligible Director provides the service, and regular full quarterly payments to be paid thereafter. All annual cash fees are vested upon payment.

1. <u>Annual Board Service Retainer</u>:
    a. All Eligible Directors: $40,000
    b. Lead Independent Director: $20,000

2. <u>Annual Committee Member Service Retainer</u>:
    a. Member of the Audit Committee: $7,500
    b. Member of the Compensation Committee: $5,000
    c. Member of the Nominating and Corporate Governance Committee: $5,000

3. <u>Annual Committee Chair Service Retainer (in addition to Committee Member Service Retainer)</u>:
    a. Chairperson of the Audit Committee: $15,000
    b. Chairperson of the Compensation Committee: $12,500
    c. Chairperson of the Nominating and Corporate Governance Committee: $12,500

The Company will also reimburse each of the Eligible Directors for his or her travel expenses incurred in connection with his or her attendance at Board and committee meetings. Such reimbursements shall be paid on the same date as the annual cash fees are paid.

Equity Compensation

The equity compensation set forth below will be granted under the Company's 2017 Equity Incentive Plan (the "***Plan***"), subject to the approval of the Plan by the Company's stockholders. All stock options granted under this Policy will be nonstatutory stock options, with an exercise price per share equal to 100% of the Fair Market Value (as defined in the Plan) of the underlying common stock on the date of grant, and a term of 10 years from the date of grant (subject to earlier termination in connection with a termination of service as provided in the Plan).

1. <u>Initial Grant</u>: For each Eligible Director who is first elected or appointed to the Board following the effective date of this Policy, on the date of such Eligible Director's initial election or appointment to the Board (or, if such date is not a market trading day, the first market trading day thereafter), the Eligible Director will be automatically, and without further action by the Board or Compensation Committee of the Board, granted a stock option to purchase a number of shares of the Company's common stock equal to 30,000 shares of the Company's common stock. The shares subject to each such stock option will vest monthly over a three-year period, subject to the Eligible Director's Continuous Service (as defined in the Plan) on each vesting date.

2. <u>Annual Grant</u>: On the day that the Company's Board or Compensation Committee grants annual equity awards to the Company's executive officers and other employees, each Eligible Director who is serving as a member of the Board on such date will be automatically, and without further action by the Board or Compensation Committee of the Board, be granted a stock option to purchase 15,000 shares of the Company's common stock. The shares subject to each such stock option will vest in full on the date that is 12 months after the grant date, subject to the Eligible Director's Continuous Service (as defined in the Plan) through such vesting date.

Approved: May 5, 2022